As Filed with the Securities and Exchange Commission on June 4, 2010

Registration No. 333-160789

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

FRONTIER COMMUNICATIONS CORPORATION
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4813 (Primary Standard Industrial Classification Code Number)	06-0619596 (I.R.S. Employer Identification No.)

3 High Ridge Park Stamford, Connecticut 06905 (203) 614-5600 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Copies to:

Hilary E. Glassman, Esq. Senior Vice President, General Counsel and Secretary Frontier Communications Corporation 3 High Ridge Park Stamford, Connecticut 06905 (203) 614-5600	Craig F. Arcella, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza, 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable on or after the date on which all conditions to the merger of New Communications Holdings Inc. with and into Frontier Communications Corporation pursuant to the merger agreement described in the proxy statement/prospectus that forms a part of this Registration Statement have been satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐  Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

NOTE: This Post-Effective Amendment No. 1 amends Part II of the Registration Statement to include new Exhibits 10.5, 10.6, 10.7, 10.8, 99.4, 99.5 and 99.6.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Section 145 of the DGCL permits a corporation, under specified circumstances, to indemnify its directors, officers, employees and agents against expenses (including attorneys’ fees) and other liabilities actually and reasonably incurred by them as a result of any suit (other than a suit brought by or in the right of the corporation) brought against them in their capacity as such, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, if they had no reasonable cause to believe their conduct was unlawful. Section 145 of the DGCL also provides that directors, officers, employees and agents may also be indemnified against expenses (including attorneys’ fees) incurred by them in connection with a suit brought by or in the right of the corporation if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made, unless otherwise determined by the court, if such person was adjudged liable to the corporation.

The DGCL also provides that the indemnification described above will not be deemed exclusive of other indemnification that may be granted by a corporation pursuant to its by-laws, disinterested directors’ vote, stockholders’ vote, agreement or otherwise.

The DGCL also provides corporations with the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar capacity for another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him or her in any such capacity, or arising out of his or her status, whether or not the corporation would have the power to indemnify him or her against such liability as described above.

As permitted by sections 102 and 145 of DGCL, the Registrant’s Restated Certificate of Incorporation eliminates the liability of a director to the Registrant and its stockholders for monetary damages for breach of a director’s fiduciary duty except for liability under section 174 of DGCL, for any breach of the director’s duty of loyalty to the Registrant or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or for any transaction from which the director derived an improper personal benefit.

The Registrant’s By-laws provide that to the fullest extent permitted by applicable law as then in effect, the Registrant shall indemnify any person (the “Indemnitee”) who was or is involved in any manner (including, without limitation, as a party or witness) or was or is threatened to be made so involved in any threatened, pending or completed investigation, claim, action, suit or proceeding, whether civil, criminal, administrative, or investigative (including, without limitation, any action or proceeding by or in the right of the Registrant to procure a judgment in its favor) (a “Proceeding”), by reason of the fact that he is or was a director or officer of the Registrant, or is or was serving at the request of the Registrant as a director or officer of another corporation, or of a partnership, joint venture, trust or other enterprise (including, without limitation, service with respect to any employee benefit plan), whether the basis of any such Proceeding is alleged action in an official capacity as director or officer or in any other capacity while serving as a director or officer, against all expenses, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes or penalties, and amounts paid or to be paid in settlement) actually and reasonably incurred by him in connection with such Proceeding. Such indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his heirs, executors, administrators and legal representatives. The right to indemnification conferred in the Registrant’s By-laws includes the right to receive payment of any expenses incurred by the Indemnitee in connection with such Proceeding in advance of the final disposition of the Proceeding, consistent with applicable law as then in effect.

Item 21.	Exhibits and Financial Statements Schedules

(a) See Exhibit Index attached hereto and incorporated herein by reference.

(b) Not applicable.

(c) Not applicable.

Item 22.	Undertakings

The undersigned Registrant hereby undertakes:

(1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933, as amended, and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(4) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this Post-Effective Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on June 4, 2010.

FRONTIER COMMUNICATIONS CORPORATION

By:	/s/ DONALD R. SHASSIAN
Name:	Donald R. Shassian
Title:	Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, Post-Effective Amendment No. 1 to this Registration Statement has been duly signed below by the following persons on behalf of Frontier Communications Corporation and in the capacities indicated on the 4th day of June, 2010.

SIGNATURE	TITLE

*	Chairman of the Board, President and Chief Executive Officer
Mary Agnes Wilderotter

/s/ DONALD R. SHASSIAN	Executive Vice President and Chief Financial Officer
Donald R. Shassian

*	Senior Vice President and Chief Accounting Officer
Robert J. Larson

*	Director
Leroy T. Barnes, Jr.

*	Director
Peter C.B. Bynoe

*	Director
Jeri B. Finard

*	Director
Lawton W. Fitt

*	Director
William M. Kraus

*	Director
Howard L. Schrott

*	Director
Larraine D. Segil

*	Director
David H. Ward

*	Director
Myron A. Wick III

* By:	/s/ DONALD R. SHASSIAN
Attorney-in-fact

EXHIBIT INDEX

The following exhibits are filed as part of this Registration Statement or incorporated by reference herein:

Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of May 13, 2009, by and among Verizon Communications Inc. (“Verizon”), New Communications Holdings Inc. and Frontier Communications Corporation (“Frontier”) (filed as Exhibit 2.1 to Frontier’s Current Report on Form 8-K filed on May 14, 2009).***

2.2
Amendment No. 1 to Agreement and Plan of Merger, dated as of July 24, 2009, by and among Verizon Communications Inc., New Communications Holdings Inc. (“Spinco”) and Frontier Communications Corporation.***

3.1	Restated Certificate of Incorporation (filed as Exhibit 3.1 to Frontier’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000).***

3.2
Certificate of Amendment of Restated Certificate of Incorporation, effective July 31, 2008 (filed as Exhibit 3.1 to Frontier’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008).***

3.3	By-laws, as amended February 6, 2009 (filed as Exhibit 99.1 to Frontier’s Current Report on Form 8-K filed on February 6, 2009).***

4.1
Rights Agreement, dated as of March 6, 2002, between Frontier Communications Corporation and Mellon Investor Services, LLC, as Rights Agent (filed as Exhibit 1 to Frontier’s Registration Statement on Form 8-A filed on March 22, 2002).***

4.2
Amendment No. 1 to Rights Agreement, dated as of January 16, 2003, between Frontier Communications Corporation and Mellon Investor Services LLC, as Rights Agent (filed as Exhibit 1.1 to Frontier’s Registration Statement on Form 8-A/A, dated January 16, 2003).***

4.3
Amendment No. 2 to Rights Agreement, dated as of May 12, 2009, between Frontier Communications Corporation and Mellon Investor Services LLC, as Rights Agent (filed as Exhibit 4.1 to Frontier’s Current Report on Form 8-K filed on May 14, 2009).*

5.1	Opinion of Cravath, Swaine & Moore LLP.***

8.1	Opinion of Cravath, Swaine & Moore LLP.***

8.2	Opinion of Debevoise & Plimpton LLP.***

10.1
Distribution Agreement, dated as of May 13, 2009, by and between Verizon Communications Inc. and New Communications Holdings Inc. (filed as Exhibit 10.1 to Frontier’s Current Report on Form 8-K filed on May 14, 2009).***

10.2	Amendment No. 1 to Distribution Agreement, dated as of July 24, 2009, by and between Verizon Communications Inc. and New Communications Holdings Inc.***

10.3
Employee Matters Agreement, dated as of May 13, 2009, by and among Verizon Communications Inc., New Communications Holdings Inc. and Frontier Communications Corporation (filed as Exhibit 10.2 to Frontier’s Current Report on Form 8-K filed on May 14, 2009).*

10.4
Tax Sharing Agreement, dated as of May 13, 2009, by and among Verizon Communications Inc., New Communications Holdings Inc., Frontier Communications Corporation and the other parties signatory thereto (filed as Exhibit 10.3 to Frontier’s Current Report on Form 8-K filed on May 14, 2009).*

10.5
Amendment No. 2 to Distribution Agreement, dated as of March 23, 2010, by and between Verizon and Spinco (filed as Exhibit 10.11 to New Communications Holdings Inc.’s Registration Statement on Form 10 filed on April 20, 2010).*

10.6
Credit Agreement, dated as of March 23, 2010, between Frontier, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (filed as Exhibit 10.8 to New Communications Holdings Inc.’s Registration Statement on Form 10 filed on April 20, 2010).*

10.7
Agreement Regarding Intellectual Property Matters, dated as of March 23, 2010, among Frontier, Spinco and Verizon (filed as Exhibit 10.12 to New Communications Holdings Inc.’s Registration Statement on Form 10 filed on April 20, 2010).*

10.8
Offer of Employment Letter, dated January 20, 2010, between Frontier and Kathleen Q. Abernathy (filed as Exhibit 10.35 to New Communications Holdings Inc.’s Registration Statement on Form 10 filed on April 20, 2010).*

23.1	Consent of Cravath, Swaine & Moore LLP (included in the opinion filed as Exhibit 5.1 to this Registration Statement).***

23.2	Consent of Cravath, Swaine & Moore LLP (included in the opinion filed as Exhibit 8.1 to this Registration Statement).***

23.3	Consent of Debevoise & Plimpton LLP (included in the opinion filed as Exhibit 8.2 to this Registration Statement).***

23.4	Consent of KPMG LLP.***

23.5	Consent of Ernst & Young LLP.***

24.1	Powers of Attorney of Directors and Officers of the registrant (previously included on signature page to this Registration Statement).***

99.1	Consent of Evercore Capital L.L.C.***

99.2	Consent of Citigroup Global Markets Inc.***

99.3	Form of proxy card.***

99.4	Consent of Edward Fraioli.**

99.5	Consent of Pamela D.A. Reeve.**

99.6	Consent of Mark Shapiro.**

*	Incorporated by reference.
**	Filed herewith.
***	Previously filed.